ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ L.286/2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 9, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Signing of Amendment of Pailin Gas Sales Agreement

Reference is made to PTT Exploration and Production Public Company Limited (PTTEP), the joint venture partner, which have a 45% participation interest in the Pailin Project (concession Block B12/27, located in the Gulf of Thailand). The other joint venture partners are Unocal Thailand, Ltd. - the Operator, Amerada Hess (Thailand) Ltd., and Moeco Thai Oil Development Co., Ltd., which have 35%, 15%, and 5% participation interests respectively.

PTTEP wishes to announce that the joint venture partners (the sellers) have agreed to sign an Amendment of the Pailin Gas Sales Agreement (the Pailin GSA), with PTT Public Company Limited (PTT) (the buyer). The details are as follows:

1. The joint venture partners will reduce Pailin gas price by 3% for the total sales volume, effective from October 1, 2003 to the completion date of the PTT's third natural gas transmission pipeline in the Gulf of Thailand (in early 2006), and PTT will increase the Daily Contractual Quantity (DCQ) from 330 million cubic feet per day (mmcfd) to 353 mmcfd.
   The joint venture partners will pay the amount of 410 million Baht to PTT in advance as part of the gas price reduction upon the signing of the above mentioned GSA.

2. The joint venture partners will reduce Pailin gas price by 5% for the total sales volume, effective from the completion date of the PTT's third natural gas transmission pipeline through the expiry of the Pailin GSA, and PTT will increase the DCQ from 353 mmcfd to 368 mmcfd.

Yours sincerely,

Maroot Mrigadat

President